January 27, 2005

Gary W. Jones
Chief Executive Officer
eMagin Corporation
2070 Route 52
Hopewell Junction, New York 12533

Re:	eMagin Corporation
	Post Effective Amendment No. 1 to
      Registration Statement on Form SB-2
	Filed January 7, 2005
	File No. 333-112579

Dear Mr. Jones:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Executive Compensation - beginning on page 39
1. We note that your last completed fiscal year was December 31, 2004. Where Item 402 of Regulation S-B requires information for the last fiscal year, your disclosure should include information for 2004.



Signatures
2. Please amend your filing to include the signatures of your principal financial officer and your controller or principal accounting officer. See the Signatures section of Form SB-2 and the instructions thereto.


* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Donald C. Hunt at (202) 824-5662 or me at
(202)
824-5697 with any other questions.

      Sincerely,



	Russell Mancuso
	Branch Chief


cc (via facsimile):  Richard A. Friedman - Sichenzia Ross Friedman
Ference LLP

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Gary W. Jones
eMagin Corporation
February 7, 2005
Page 1